SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775

November 16, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated October 8, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated October 26, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated November 5, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated November 5, 2004 (Attached hereto as Exhibit A-4)
(5) Press release dated November 10, 2004 (Attached hereto as Exhibit A-5)
(6) Press release dated November 12, 2004 (Attached hereto as Exhibit A-6)

B. Japanese Language Documents

(1) Press release dated October 8, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated October 26, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated November 5, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated November 5, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated November 10, 2004
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated November 12, 2004
(English Translation attached hereto as Exhibit B-6, the same as A-6)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By ____________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Chairman, President and CEO Masamoto Yashiro
(Code: 8303 TSE First Section)

Notice on Conversion of Convertible Bonds of Shinki Co., Ltd.

Tokyo (Friday, October 8, 2004) --- Please be informed that as of today Shinsei Bank, Limited ("Shinsei Bank"), as part of our non-bank financial services expansion strategy, has decided to convert the first unsecured convertible bonds issued by Shinki Co., Ltd., (CEO: Naofumi Maeda, "Shinki", 8568 TSE First Section) into shares. Following is information regarding this conversion:

1. Purpose of Conversion

We have determined that the execution of the conversion right will solidify and clarify our position as a shareholder. As a result, the effectiveness of the alliance between Shinsei Bank and Shinki will be enhanced, and more earnings will be generated for both parties.

2. Number of Shares/Voting Rights Held by Shinsei Bank and the Ratio to All Shareholders

	Number Voting Rights Held by Shinsei Bank	Ratio of Shinsei Bank Voting Rights to All Shareholders*	Shareholder Rank
Before conversion *As of March 31, 2004*	22,300 (2,230,000 shares)	4.95%	4th
After conversion *As of October 8, 2004*	274,775 (27,477,524 shares)	39.11%	Top

*** Notes:**

Number shares excluded from total as non-voting shares:	33,300
Total number issued and outstanding shares after conversion (as of March 31, 2004):	45,030,000
Total number issued and outstanding shares after conversion (as of October 8, 2004):	70,277,524

3. Future Outlook

Shinsei Bank concluded a business alliance agreement with Shinki in March 2002. Based on this agreement, Shinsei Bank acquired additional shares in Shinki, becoming its fourth largest shareholder. At the same time, Shinsei Bank underwrote Shinki's entire 15.3 billion yen first issuance of unsecured convertible bonds in April 2002.

Pursuant to the business alliance agreement, both parties have been collaborating in fundraising and in loan portfolio credit administration, as well as in acquiring loan portfolios and Shinki's peers. Based on the understanding that both parties should continuously focus on this area of business, Shinsei Bank expects to increase the number of projects and transactions on which it collaborates with Shinki.

By strengthening its commitment to Shinki, it is Shinsei Bank's intention to help further enhance and add value to this publicly listed company.

4. Profile of Shinki Co., Ltd.

(1) Name: Shinki Co., Ltd.
(2) Head Office: 28F, Shinjuku L-Tower 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo
(3) Representative: Representative Director & President Naofumi Maeda
(4) Main business: Financing for individuals and medium- and small-size businesses

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Projections for the 1st Half of Fiscal Year 2004 Results

Tokyo (Tuesday, October 26, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for the 1st Half of Fiscal Year 2004 ended September 30, 2004, as below.

1. Profit

<Consolidated>

	Results for 1st half of FY2003	Projections of results for 1st half of FY2004	(Reference) Projections of results for FY2004 (previously announced on May 28, 2004): 1st half of FY2004	(Reference) Projections of results for FY2004 (previously announced on May 28, 2004): Full year FY2004
Actual Net Business Profit * (Consolidated)	28.1 billion yen	34.0 billion yen		
Net Operating Income (Consolidated)	24.4 billion yen	29.0 billion yen	30.0 billion yen	62.0 billion yen
Net Income(Consolidated)	34.0 billion yen	41.0 billion yen	32.0 billion yen	66.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses for management accounting essentially based on the Revitalization Plan standard.

<Non-consolidated>

	Results for 1st half of FY2003	Projections of results for 1st half of FY2004	(Reference) 1st half of FY2004	(Reference) Full year FY2004
Actual Net Business Profit * (Non-consolidated)	24.7 billion yen	29.0 billion yen	29.0 billion yen	60.0 billion yen
Net Operating Income (Non-consolidated)	22.3 billion yen	25.0 billion yen	29.0 billion yen	60.0 billion yen
Net Income (Non-consolidated)	31.8 billion yen	37.5 billion yen	32.0 billion yen	66.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

For the six month period ended September 30, 2004, the Bank posted higher Net Business Profit (jisshitsu gyomu jun-eki), Net Operating Income (keijo rieki) and Net Income, respectively and both on consolidated and non-consolidated basis, compared to the six month period ended September 30, 2003. This is partly due to the retail banking business becoming profitable as well as improved performance in the investment banking business. The Bank recorded net credit recovery partly due to the reduction of problem claims.

The Bank plans to pay interim dividends as forecasted at the beginning of the term subject to the approval by the board at the next board meeting. Interim common dividends will be 1.29 yen per share, an increase of 0.18 yen per share, as compared to the interim common dividends of 1.11 yen per share paid in the previous fiscal year.

2. Amount of major account

<Non-consolidated> (in billions of Yen)

	as of Sep.-2003	as of Mar.-2004 (a)	as of Sep.-2004 (b)	changes (b-a)
Loans	3,466.4	3,217.8	3,372.5	154.7
Securities	1,458.0	1,508.2	1,396.9	(111.3)
Total Assets	6,549.3	6,406.3	6,534.1	127.8
Deposits & NCD	2,793.2	2,778.4	3,238.2	459.8
Debentures	1,411.3	1,362.2	1,337.4	(24.8)
Total Capital	698.7	729.2	759.4	30.2

3.Problem Claims to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen)

	as of Sep.-2003	as of Mar.-2004 (a)	as of Sep.-2004 (b)	changes (b-a)
Problem Claims Total	154.2	97.3	73.7	(23.6)
Problem Claims Ratio	4.11%	2.78%	2.01%	(0.77%)

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces a Plan of Capital Enhancement on APLUS and APLUS' Revision of Projections for the First Half of Fiscal Year 2004 Results

Tokyo (Friday, November 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced a plan of capital enhancement on APLUS Co., Ltd ("Aplus"), a subsidiary of Shinsei Bank, to increase Aplus' capital to a sufficient level, as proposed at the time of the acquisition of Aplus on September 3, 2004. (see the attached for details)

Shinsei Bank also hereby announced that Aplus revised its previously(*) announced projected results for the first half of fiscal year 2004 ended September 30, 2004 as attached.

(*) on September 27, 2004.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

November 5, 2004

To whom it may concern

Company name:	Aplus Co., Ltd.
Representative:	Junji Sugiyama, President
Code:	8589 (OSE First Section)
Principal office:	1-9 Minami-senba 4-chome, Chuo-ku, Osaka City
Listed on:	First Section of Osaka Securities Exchange
Enquiries to:	Shuji Kagotani, Executive Officer Tel.: Osaka (06)-6245-7952 (direct line)

Notification of Capital Enhancement Plan and Revisions to Projections of Interim Results for the Term Ending March 2005

Aplus Co., Ltd. ("Aplus") has been planning to further strengthen its financial fundamentals through additional capital enhancement based on a comprehensive business and capital alliance with Shinsei Bank, Limited ("Shinsei Bank") announced on September 3, 2004. In this context, Aplus hereby notifies the timing, size and other details of the scheduled capital enhancement, which have recently been determined. Further, Board of Directors meeting held today made a decision to adopt the same accounting standards for posting profits as those adopted by Shinsei Bank given our position as a consolidated subsidiary of Shinsei Bank. Accordingly, Aplus hereby notifies the following revisions to the projected interim results for fiscal year 2004 (that is, results for the six months from April 1, 2004 to September 30, 2004) announced on September 27, 2004.

I. Capital Enhancement

1. Objectives
   (1) Under a comprehensive business and capital alliance with Shinsei Bank, Aplus will endeavor to improve its competitiveness in five core business areas built on shopping credit businesses. Aplus will work to expand and stabilize the revenue basis of the entire Shinsei Group as a core company in the Group's non-bank business strategies.
   (2) To improve competitiveness in the five core business areas including shopping credit, credit card and consumer finance businesses, Aplus will attempt to considerably strengthen its financial fundamentals through capital enhancement and promptly establish its presence as a non-bank finance company that delivers comprehensive retail financial services.

2. Background
   (1) A third-party allotment of new shares worth 35 billion yen to a subsidiary of Shinsei Bank (Effective on September 29, 2004)
   (2) Acquisition of all Aplus preferred shares (face value: 30 billion yen), held by UFJ Bank Limited, by a subsidiary of Shinsei Bank (September 28, 2004)

[Reference] Changes in capital and the total number of outstanding shares issued after the capital enhancement (as of September 29, 2004)

(In million yen; shares)	Capital	Capital reserves	Outstanding shares issued	Of which, common shares	Of which, preferred shares
Before capital enhancement	31,150	15,000	93,859,251	63,859,251	30,000,000
After capital enhancement	48,648	32,497	223,474,018	193,474,018	30,000,000

3. Outline of scheduled capital enhancement

【Issuance Details (Plan)】

(1) Issue method: Third-party allotment
(2) Type of shares to be issued: Preferred shares
(3) Total yen amount: Approximately 241 billion yen
(4) Shares underwritten by: Subsidiaries of Shinsei Bank and Other
(5) Timing: January 2005

Aplus will notify the class, issue volume, capitalization amount and other details of preferred shares once they are formally decided. This capital enhancement will be subject to a resolution and approval respecting changes to the articles of incorporation and other matters at the extraordinary shareholders' meeting of Aplus to be held in January 2005.

II. Revisions to Projections of FY2004 Interim Results (Six months from April 1, 2004 to September 30, 2004)

1. Non-consolidated results

(in millions of yen, %)

	Operating revenue	Ordinary profit	Net Profit
Projection announced previously (A)	50,000	4,000	(36,000)
Revised projection (B)	48,500	1,500	(264,700)
Increase (decrease) (B) - (A)	(1,500)	(2,500)	(228,700)
Ratio of increase (decrease)	(3.0%)	(62.5%)	—
Reference: Results for six months to September 30, 2003	53,056	1,599	280

2. Consolidated results

(in millions of yen, %)

	Operating revenue	Ordinary profit	Net Profit
Projection announced previously (A)	50,000	4,100	(36,000)
Revised projection (B)	48,700	1,800	(264,800)
Increase (decrease) (B) - (A)	(1,300)	(2,300)	(228,800)
Ratio of increase (decrease)	(2.6%)	(56.0%)	—
Reference: Results for six months to September 30, 2003	53,198	1,958	606

3. Reasons for revisions

(1) Non-consolidated results

After becoming a consolidated subsidiary of Shinsei Bank, Aplus decided to adopt the same accounting standards for revenues as those adopted by Shinsei Bank and review our accounting policies regarding loan loss reserves. Furthermore, we were also to review our policy on assets holding.

With respect to the accounting standards of revenues from "credit card business," "individual item credit business" and "credit guarantee business", Aplus had adopted a method whereby in most cases all revenues were posted at once when shopping credit contracts and guarantee contracts are made, excluding portions such as interests for the period that has not yet passed. From now on, however, Aplus adopts a method whereby revenues are posted upon the arrival of the due date. As a result, the portions of revenues from "credit card business," "individual item credit business" and "credit guarantee business" for which the due date has not arrived as of the end of March 2004 are now posted in the deferred installment sales profit account . As a result, an extraordinary loss of 69.7 billion yen is posted as "deferred installment sales profit".

As for the review of the accounting policy for loan loss reserves, Aplus decided to review obligor classifications and reserve ratios based on Shinsei Bank's provisioning rules. Consequently, we have posted an extraordinary loss of 81.7 billion yen as "provision of loan loss reserves."

Further, we have reviewed our assets holding policy and reclassified some of fixed assets into current assets. This has led to the posting of an extraordinary loss of 11.3 billion yen as "loss from revaluation on fixed assets."

Our projections of interim business results have been revised due to a reduction in operating revenue, the posting of additional extraordinary losses of 165 billion yen and other matters caused by changes effected as above.

For the six months ended September 2004, Aplus expects to post extraordinary gains of 94 billion yen in total and extraordinary losses of 325.2 billion yen in total as part of measures taken following the formation of a comprehensive alliance with Shinsei Bank.

The difference between the movement of net losses and additional extraordinary losses incurred is due to the record of deferred income tax.

（2） Consolidated results

Consolidated results have been revised due to the revisions of non-consolidated results.

Aplus will notify our projections of business results for the year ending March 2005 at the time of the announcement of interim business results scheduled on November 26, 2004.

4． Changes of Aplus' capital

Due to the above measures, a deficit of 263.5 billion yen will be posted for the six months ended September 2004 (net loss of 264.7 billion yen less1.2 billion yen of profit brought forward from the previous term) and Aplus' shareholders' equity is expected to be negative temporarily. This situation will be resolved by the end of January 2005 after the issue of new shares through a third-party allotment as mentioned earlier. Subsequently, Aplus' financial fundamentals are expected to improve significantly.

End

[Reference] Aplus (non-consolidated) Capital movement (Estimation)

(Unit: 100 million yen)	March, 2004	Estimated Loss	End of September 2004 (Estimation)	Capital Enhancement (Plan)	January, 2005 (Estimation)
Capital	311		486	1,205	1,691
Capital Surplus	150		325	1,205	1,530
Capital reserve	150		325	1,205	1,530
Retained Earnings	12		(2,635)		(2,635)
Profit Carry forward	12		12		12
Interim Net Loss (ended Sep, 2004)	-	(2,647)	(2,647)		(2,647)
MTM Securities	21		7		7
Treasury Stock	(0)		-		-
Total Capital	495	(2,647)	(1,816)	2,410	594

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)
APLUS Co., Ltd.
(Code: 8549 OSE First Section)

Restructuring of APLUS Balance Sheet and Capital Enhancement

Tokyo (Friday, November 5, 2004) -- As stated at the time of the acquisition of APLUS Co., Ltd. ("Aplus"), Shinsei Bank, Limited ("Shinsei Bank") and Aplus are working together to restructure the Aplus balance sheet in order to create a platform for new growth of Aplus' business. Shinsei is working with Aplus and its advisors to formulate a capital enhancement plan for Aplus. The plan will include the issuance of new preferred shares of Aplus of approximately 241 billion yen. Shinsei intends to purchase approximately 143 billion yen of the issuance, with the balance sold to third party investors.

Aplus announced today that, as a result of applying various accounting adjustments consistent with Shinsei's financial reporting policies and standards, Aplus would increase its loss for the first half of its fiscal year ended on September 30, 2004 by 165 billion yen. This loss is in addition to a previously reported loss of 160.2 billion yen that was mainly caused by certain disposition transactions undertaken prior to Shinsei's acquisition of Aplus on September 29, 2004.

Collectively, the application of Shinsei's accounting to Aplus and these dispositions, together with operating losses of Aplus during the six month period ended September 30, 2004, will result in a net capital deficit estimated at 181.6 billion yen on Aplus' balance sheet as of September 30, 2004. However, the capital enhancement plan mentioned above will solve this temporary capital deficit.

As a result of Shinsei's investment in Aplus, Shinsei currently holds approximately 67% of the outstanding common shares of Aplus and all of the outstanding of convertible preferred shares of Aplus.

Shinsei's President and CEO, Masamoto Yashiro stated "We are in the process of implementing a plan to restructure Aplus' balance sheet and capital which will create a platform for growth in the non-bank finance sector. Working closely with the management of Aplus, Shinsei expects to build Aplus into a leading consumer finance franchise in Japan."

*****

<u>* *This is an English version of Japanese press release translated by Shinsei Bank.*</u>

For Immediate Release

Shinsei Bank, Limited
Aozora Bank, Ltd.
Development Bank of Japan

Origination of Syndicated Loan for Business Rehabilitation of Matsuyadenki Co., Ltd.

- First case of exit financing to companies supported by Industrial Revitalization Corporation of Japan (IRCJ) -

Tokyo (Wednesday, November 10, 2004) – Shinsei Bank, Limited ("Shinsei Bank"), Aozora Bank, Ltd. ("Aozora Bank") and Development Bank of Japan ("DBJ") today announced an origination of a syndicated loan totaling 12 billion yen in connection with the business rehabilitation of Matsuyadenki Co., Ltd ("Matsuyadenki"). Six other institutions, namely The Norinchukin Bank, The Hokkaido Bank, Ltd., Mitsui Sumitomo Insurance Co., Ltd., The Bank of Kyoto, Ltd., Aioi Insurance Co., Ltd. and Tokio Marine & Nichido Fire Insurance Co., Ltd. also participated in this syndicated loan, in addition to Shinsei Bank, Aoroza Bank and DBJ.

<Outline of the syndicated loan>

Borrower:	Matsuyadenki Co., Ltd. Head office: Osaka City; Representative Director & President & CEO: Tetsu Kiriishi; Number of employees: 615
Business:	Retailer of home electric appliances
Syndicated loan amount:	12 billion yen (Term loan: 11 billion yen; Commitment line: 1 billion yen)

In September 2003, the former Matsuyadenki filed for court protection against creditors under the Civil Rehabilitation Law and was granted support from the Industrial Revitalization Corporation of Japan ("IRCJ"). In December 2003, its business was transferred to the assignee, Matsuyadenki, owned by the new sponsor Shinsei Bank group, and the new company made a fresh start taking over the former company's retail stores with better performance.

With the syndicated loan, Matsuyadenki made a bullet repayment of its outstanding borrowings including the debts owed to IRCJ, giving a spur to its business rehabilitation. Also, this is the first case of an exit financing to a company supported by IRCJ.

Shinsei Bank, Aozora Bank and DBJ have jointly originated this syndicated loan. The participating lenders decided to provide the finance for the new company for the following main reasons:

- Strong business base comprising only profitable operating stores, including franchisees
- Matsuyadenki's differentiated business strategies from major retailers of home electric appliances; localized retail stores and customer-focused and face-to-face services
- Adoption of prices and merchandise policies based on customers' standpoint, including the EDLP (Every Day Low Prices) policy and localized customer-oriented merchandise
- Acquisition of new customers by introducing a new brand "CaDen."
- Expense reduction through cost controls
- A high level of feasibility of the above policies under the initiative of President Kiriishi

With the syndicated loan, the new Matsuyadenki is expected to emerge from the stage of being supported by IRCJ, and will continue to develop its business base as going forward.

(English translation ended)

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches PowerSmart Housing Loan with Conditional Five-Year Special Interest Rate of 1% p.a.

Tokyo (Friday, November 12, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new type of PowerSmart Housing Loan with a conditional five-year special interest rate of 1% p.a. Applications are accepted during a campaign period by Thursday, March 31, 2005(※1). This special loan is another innovative offering by Shinsei Bank, which has provided customer-focused products, taking advantage of the cutting-edge financial technology.

In this housing loan, customers can borrow money with a special interest rate of 1% p.a. for the initial five-year period unless a closing yield of newly issued 10-year Japanese government bonds (JGBs)(※2) reaches 3% at any time during the initial five-year period. If the closing yield of JGBs reaches 3% during the period, customers pay a 1.9% p.a. interest rate(※3), effective the immediately succeeding interest review date(※4). (See the Appendix for details.)

Shinsei Bank expects this special interest rate housing loan to meet needs of customers who wish to maximize an advantage of lower long-term interest rates while mitigating risks of rising interest rate to a certain level.

Applicable terms and conditions other than interest rate are the same as the existing PowerSmart Housing Loan. Specifically, prepayment fee, guarantee fee and guarantee handling fee are all waived. Excess amount over the pre-set balance in customer's ordinary deposit account is automatically swept for the prepayment of the loan without penalty ("Smart Repayment"). Further, customers can reborrow up to the original amortization schedule to meet unexpected cash requirements ("PowerPocket Service"). These features offer great benefits to customers to (a) reduce interest payments during the life of the loan, and (b) shorten the life of the loan.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

(※1) Application must be postmarked by March 31, 2005, and the loan must be executed by Thursday, April 28, 2005.

(※2) The yield of newly issued 10-year JGBs, announced by Japan Bond Trading Co., Ltd. every business day.

(※3) When the applicable interest rate is revised to 1.9% p.a., the same 1.9% p.a. interest rate remains effective throughout the initial five years, regardless of any changes (whether upward or downward) in the yield of newly issued 10-year JGBs occurring thereafter. After the initial five-year period, the standard floating interest rate specified by Shinsei Bank (reviewed semiannually) applies. Customers can choose a fixed interest rate upon request.

(※4) The applicable interest rate is revised in June and December every year. However, the interest rate remains at 1% p.a. until December 27, 2005, in any case. If customers preset additional repayment on the bonus month in January and July, the applicable interest rate is revised in January and July.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Simulation of PowerSmart Housing Loan
with provisional 5-year special interest rate of 1% p.a.

Case 1 The yield of newly issued 10-year JGBs reaches 3% during the 27th month and the interest rate is changed from 1% to 1.9% from the 30th month.



p.a.
1.9%
1%
0
Semiannual Interest Review Day
Average interest rate applicable for the initial 5-year is **1.45 %** per annum.
12
24
36
48
60
month
The yield of newly issued 10-year JGBs reaches 3% p.a.

Case 2 The yield of newly issued 10-year JGBs does not reach 3% for 5 years.



p.a.
1.9%
1%
0
Average interest rate applicable for the initial 5-year is **1%** per annum.
12
24
36
48
60
month

Average Interest Rate Simulation

The month when yield of newly issued 10-year JGBs reaches 3% p.a.	Average interest rate of the initial 5-year
From 1st to 6th month	1.81 p.a.
From 7th to 12th month	1.72 p.a.
From 13th to 18th month	1.63 p.a.
From 19th to 24th month	1.54 p.a.
From 25th to 30th month	1.45 p.a.
From 31st to 36th month	1.36 p.a.
From 37th to 42nd month	1.27 p.a.
From 43rd to 48th month	1.18 p.a.
From 49th to 54th month	1.09 p.a.
From 55th to 60th month	1 p.a.

- The charts of applicable interest rate and average interest rate simulation should be used as a rough guide and do not show the conditions and terms of the housing loan. The figures are subject to change according to the starting date of the loan and other factors.
- The figure is calculated by weighted average deeming 6 month as half year.

【PowerSmart Housing Loan】 Product Outline

(as of November 12, 2004)

<table>
<tr><td>Who Can Use</td><td colspan="2">Individual customer satisfying all of the following requirements:
• Age 20 or above but 60 or younger at the time of borrowing, and younger than 75 on maturity date
• Qualifies for group life insurance
• Annual income before tax for the previous fiscal term of 4 million yen or more
• Consecutive employment record or business record of 2 years or longer
• A Japanese national or a foreign national residing in Japan and owning "Certificate of alien registration"
• Satisfying other qualifications and conditions specified by Shinsei Bank
• Person who would have PowerFlex account as repayment deposit account</td></tr>
<tr><td>Purpose of Loan</td><td colspan="2">Funds to be used for acquiring the following properties to be used as own residence:
• Purchasing a house including second hand
• Purchasing a flat including second hand
• Refinancing of existing housing loan</td></tr>
<tr><td>Loan Amount</td><td colspan="2">5 million yen or more not exceeding 100 million yen in units of 100,000 yen
* Maximum loan amount is limited depending on the customer's income so as to secure safe repayment by the customer.
* Maximum loan amount is limited depending on the valuation of collateral.</td></tr>
<tr><td>Loan Term</td><td colspan="2">5 years or longer up to 35 years (Unit 1 year)</td></tr>
<tr><td rowspan="3">Interest Rate</td><td>Floating Rate</td><td>Fixed Rate</td></tr>
<tr><td colspan="2">"Initial borrowing interest" for the selected loan term applies for the period to but excluding the first Interest Rate Change Date.
"Housing Loan Base Rate" applies from and including the first Interest Rate Change Date.</td></tr>
<tr><td>• Interest rate is reviewed semiannually during the term of the loan.
• A type of interest rate can be changed (from a floating rate to a fixed rate) at the interest rate review date.
• Interest rate change to a fixed rate must be requested during the period from 1st to 15th of the month for interest rate review.
* A type with interest rates changed on certain condition for a certain period is also offered.</td><td>• For Fixed Rate period, you can choose from among 1 year, 3 years, 5 years, 7 years and 10 years.
During Fixed Rate period, applicable interest rate remains unchanged.
• After the Fixed Rate period, interest rate is changed to Floating Rate. However, a new Fixed Rate could be chosen again upon request.</td></tr>
<tr><td>Repayment Method</td><td colspan="2">• Monthly level payment amortization
Same amount (principal and interest) is directly debited from the PowerFlex account on 26th every month (if it falls on a non-business day, on the immediately succeeding business day).
Installment amount in monthly payment portion and bonus payment portion are recalculated and changed at the time of interest rate change.
• Up to 40% of the loan amount can be repaid using your bonuses in addition to the ordinary monthly repayment.</td></tr>
<tr><td>Smart Repayment</td><td colspan="2">• Exess amount over the pre-set balance in your ordinary deposit account is automatically swept for the prepayment of the loan without penalty ("Smart Repayment").
• Smart Repayment is done to reduce the effective life of the loan and is done from the bonus portion if additional repayment on the bonus month is preset.
• Minimum Smart Repayment unit is 10,000 yen.</td></tr>
<tr><td>Reborrow ("PowerPocket Service")</td><td colspan="2">• Reborrow can be used together with Smart Repayment.
• Purpose of the reborrowed loan is free but excluding business purpose.
• Interest rate for the reborrow service is monthly floating rate (during the period of reborrow service).
• You can reborrow up to the original amortization schedule for the Housing Loan.
• New drawdowns under the reborrow service cannot be made after full repayment of the Housing Loan.
• So long as the Housing Loan remains outstanding, the funds credited to your ordinary deposit account is first appropriated to repayment of the reborrowed amount.
• If a reborrowed amount remains outstanding at full repayment of the Housing Loan, it shall be repaid by level payment amortization until the original maturity of the Housing Loan.
• If the above item applies, additional payment by bonus cannot be made. Other payment conditions are the same as the Housing Loan.
• Outstanding balance of reborrow is not eligible for the Special Deduction for Housing Loans, etc. (the so-called "housing loan deduction")</td></tr>
<tr><td>Collateral</td><td colspan="2">• Until full repayment of both the Housing Loan and redraw, a first priority "revolving mortgage" (ne-teitou-ken) is perfected on the land and the house for which the loan is granted.
• It is necessary to take out a long-term fire insurance for the house/flat, covering the period longer than the term of the loan.</td></tr>
<tr><td>Guarantor</td><td colspan="2">No need to appoint any guarantor in principle. There may be a case however that we ask some guarantor by request of credit section.</td></tr>
<tr><td>Group Life Insurance</td><td colspan="2">Necessary to apply group life insurance. Redraw amount is not covered with this Group Life Insurance.</td></tr>
<tr><td>Commission</td><td colspan="2">• 50,000 yen (including consumption tax) is required as handling commission.
• For each change of interest rate to fixed rate excluding the time of initial borrowing, 5,000 yen (including consumption tax) is required.</td></tr>
</table>

* Please note that credit analysis is conducted after application of the loan. The requested loan may not be accepted depending on the result.

* Currently, refinancing of loans and loans for new purchase of house or flat are only handled. Loans for purchasing land only or purchasing/building/remodeling building only are not handled, even if it is to be taken out in tandem with loans for refinancing. Shinsei Bank do not accommodate a customer's request to take out two or more housing loans from the Bank.

* Please refer Shinsei PowerCall (Tel: 0120-456-515, 9:00 - 19:00 excluding Saturdays, Sundays, national holidays and year-end and New Year holidays) regarding current loan interest rates or installments. (Japanese Language Only)

Reference

▫ **Long Term Japanese Government Bond Yield Data**

Trend of newly issued 10-year JGBs (closing yield base)


(%)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Mar 94
Sep 94
Mar 95
Sep 95
Mar 96
Sep 96
Mar 97
Sep 97
Mar 98
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04

Source: Japan Bond Trading Co., Ltd.

* The graph does not represent Shinsei's forecast or expectations.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Chairman, President and CEO Masamoto Yashiro
(Code: 8303 TSE First Section)

Notice on Conversion of Convertible Bonds of Shinki Co., Ltd.

Tokyo (Friday, October 8, 2004) --- Please be informed that as of today Shinsei Bank, Limited ("Shinsei Bank"), as part of our non-bank financial services expansion strategy, has decided to convert the first unsecured convertible bonds issued by Shinki Co., Ltd., (CEO: Naofumi Maeda, "Shinki", 8568 TSE First Section) into shares. Following is information regarding this conversion:

1. Purpose of Conversion

We have determined that the execution of the conversion right will solidify and clarify our position as a shareholder. As a result, the effectiveness of the alliance between Shinsei Bank and Shinki will be enhanced, and more earnings will be generated for both parties.

2. Number of Shares/Voting Rights Held by Shinsei Bank and the Ratio to All Shareholders

	Number Voting Rights Held by Shinsei Bank	Ratio of Shinsei Bank Voting Rights to All Shareholders*	Shareholder Rank
Before conversion ***As of March 31, 2004***	22,300 (2,230,000 shares)	4.95%	4th
After conversion ***As of October 8, 2004***	274,775 (27,477,524 shares)	39.11%	Top

*** Notes:**

Number shares excluded from total as non-voting shares:	33,300
Total number issued and outstanding shares after conversion (as of March 31, 2004):	45,030,000
Total number issued and outstanding shares after conversion (as of October 8, 2004):	70,277,524

3. Future Outlook

Shinsei Bank concluded a business alliance agreement with Shinki in March 2002. Based on this agreement, Shinsei Bank acquired additional shares in Shinki, becoming its fourth largest shareholder. At the same time, Shinsei Bank underwrote Shinki's entire 15.3 billion yen first issuance of unsecured convertible bonds in April 2002.

Pursuant to the business alliance agreement, both parties have been collaborating in fundraising and in loan portfolio credit administration, as well as in acquiring loan portfolios and Shinki's peers. Based on the understanding that both parties should continuously focus on this area of business, Shinsei Bank expects to increase the number of projects and transactions on which it collaborates with Shinki.

By strengthening its commitment to Shinki, it is Shinsei Bank's intention to help further enhance and add value to this publicly listed company.

4. Profile of Shinki Co., Ltd.

(1) Name: Shinki Co., Ltd.

(2) Head Office: 28F, Shinjuku L-Tower 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

(3) Representative: Representative Director & President Naofumi Maeda

(4) Main business: Financing for individuals and medium- and small-size businesses

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Announces Projections for the 1st Half of Fiscal Year 2004 Results

Tokyo (Tuesday, October 26, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for the 1st Half of Fiscal Year 2004 ended September 30, 2004, as below.

1. Profit

<Consolidated>

	Results for 1st half of FY2003	Projections of results for 1st half of FY2004	(Reference) Projections of results for FY2004 (previously announced on May 28, 2004)	
			1st half of FY2004	Full year FY2004
Actual Net Business Profit * (Consolidated)	28.1 billion yen	34.0 billion yen		
Net Operating Income (Consolidated)	24.4 billion yen	29.0 billion yen	30.0 billion yen	62.0 billion yen
Net Income(Consolidated)	34.0 billion yen	41.0 billion yen	32.0 billion yen	66.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses for management accounting essentially based on the Revitalization Plan standard.

<Non-consolidated>

Actual Net Business Profit * (Non-consolidated)	24.7 billion yen	29.0 billion yen	29.0 billion yen	60.0 billion yen
Net Operating Income (Non-consolidated)	22.3 billion yen	25.0 billion yen	29.0 billion yen	60.0 billion yen
Net Income (Non-consolidated)	31.8 billion yen	37.5 billion yen	32.0 billion yen	66.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

For the six month period ended September 30, 2004, the Bank posted higher Net Business Profit (jisshitsu gyomu jun-eki), Net Operating Income (keijo rieki) and Net Income, respectively and both on consolidated and non-consolidated basis, compared to the six month period ended September 30, 2003. This is partly due to the retail banking business becoming profitable as well as improved performance in the investment banking business. The Bank recorded net credit recovery partly due to the reduction of problem claims.

The Bank plans to pay interim dividends as forecasted at the beginning of the term subject to the approval by the board at the next board meeting. Interim common dividends will be 1.29 yen per share, an increase of 0.18 yen per share, as compared to the interim common dividends of 1.11 yen per share paid in the previous fiscal year.

2. Amount of major account

<Non-consolidated> (in billions of Yen)

	as of Sep.-2003	as of Mar.-2004 (a)	as of Sep.-2004 (b)	changes (b-a)
Loans	3,466.4	3,217.8	3,372.5	154.7
Securities	1,458.0	1,508.2	1,396.9	(111.3)
Total Assets	6,549.3	6,406.3	6,534.1	127.8
Deposits & NCD	2,793.2	2,778.4	3,238.2	459.8
Debentures	1,411.3	1,362.2	1,337.4	(24.8)
Total Capital	698.7	729.2	759.4	30.2

3.Problem Claims to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen)

	as of Sep.-2003	as of Mar.-2004 (a)	as of Sep.-2004 (b)	changes (b-a)
Problem Claims Total	154.2	97.3	73.7	(23.6)
Problem Claims Ratio	4.11%	2.78%	2.01%	(0.77%)

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model. News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces a Plan of Capital Enhancement on APLUS and APLUS' Revision of Projections for the First Half of Fiscal Year 2004 Results

Tokyo (Friday, November 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced a plan of capital enhancement on APLUS Co., Ltd ("Aplus"), a subsidiary of Shinsei Bank, to increase Aplus' capital to a sufficient level, as proposed at the time of the acquisition of Aplus on September 3, 2004. (see the attached for details)

Shinsei Bank also hereby announced that Aplus revised its previously(*) announced projected results for the first half of fiscal year 2004 ended September 30, 2004 as attached.

(*) on September 27, 2004.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

This is the English translation of the material originally prepared in the Japanese language

November 5, 2004

To whom it may concern

Company name:	Aplus Co., Ltd.
Representative:	Junji Sugiyama, President
Code:	8589 (OSE First Section)
Principal office:	1-9 Minami-senba 4-chome, Chuo-ku, Osaka City
Listed on:	First Section of Osaka Securities Exchange
Enquiries to:	Shuji Kagotani, Executive Officer Tel.: Osaka (06)-6245-7952 (direct line)

Notification of Capital Enhancement Plan and Revisions to Projections of Interim Results for the Term Ending March 2005

Aplus Co., Ltd. ("Aplus") has been planning to further strengthen its financial fundamentals through additional capital enhancement based on a comprehensive business and capital alliance with Shinsei Bank, Limited ("Shinsei Bank") announced on September 3, 2004. In this context, Aplus hereby notifies the timing, size and other details of the scheduled capital enhancement, which have recently been determined. Further, Board of Directors meeting held today made a decision to adopt the same accounting standards for posting profits as those adopted by Shinsei Bank given our position as a consolidated subsidiary of Shinsei Bank. Accordingly, Aplus hereby notifies the following revisions to the projected interim results for fiscal year 2004 (that is, results for the six months from April 1, 2004 to September 30, 2004) announced on September 27, 2004.

I. Capital Enhancement

1. Objectives

(1) Under a comprehensive business and capital alliance with Shinsei Bank, Aplus will endeavor to improve its competitiveness in five core business areas built on shopping credit businesses. Aplus will work to expand and stabilize the revenue basis of the entire Shinsei Group as a core company in the Group's non-bank business strategies.

(2) To improve competitiveness in the five core business areas including shopping credit, credit card and consumer finance businesses, Aplus will attempt to considerably strengthen its financial fundamentals through capital enhancement and promptly establish its presence as a non-bank finance company that delivers comprehensive retail financial services.

2. Background

(1) A third-party allotment of new shares worth 35 billion yen to a subsidiary of Shinsei Bank (Effective on September 29, 2004)

(2) Acquisition of all Aplus preferred shares (face value: 30 billion yen), held by UFJ Bank Limited, by a subsidiary of Shinsei Bank (September 28, 2004)

[Reference] Changes in capital and the total number of outstanding shares issued after the capital enhancement (as of September 29, 2004)

(In million yen; shares)	Capital	Capital reserves	Outstanding shares issued		
				Of which, common shares	Of which, preferred shares
Before capital enhancement	31,150	15,000	93,859,251	63,859,251	30,000,000
After capital enhancement	48,648	32,497	223,474,018	193,474,018	30,000,000

3. Outline of scheduled capital enhancement

【Issuance Details (Plan)】

(1) Issue method:	Third-party allotment
(2) Type of shares to be issued:	Preferred shares
(3) Total yen amount:	Approximately 241 billion yen
(4) Shares underwritten by:	Subsidiaries of Shinsei Bank and Other
(5) Timing:	January 2005

Aplus will notify the class, issue volume, capitalization amount and other details of preferred shares once they are formally decided. This capital enhancement will be subject to a resolution and approval respecting changes to the articles of incorporation and other matters at the extraordinary shareholders' meeting of Aplus to be held in January 2005.

II. Revisions to Projections of FY2004 Interim Results (Six months from April 1, 2004 to September 30, 2004)

1. Non-consolidated results

(in millions of yen, %)

	Operating revenue	Ordinary profit	Net Profit
Projection announced previously (A)	50,000	4,000	(36,000)
Revised projection (B)	48,500	1,500	(264,700)
Increase (decrease) (B) - (A)	(1,500)	(2,500)	(228,700)
Ratio of increase (decrease)	(3.0%)	(62.5%)	—
Reference: Results for six months to September 30, 2003	53,056	1,599	280

2. Consolidated results

(in millions of yen, %)

	Operating revenue	Ordinary profit	Net Profit
Projection announced previously (A)	50,000	4,100	(36,000)
Revised projection (B)	48,700	1,800	(264,800)
Increase (decrease) (B) - (A)	(1,300)	(2,300)	(228,800)
Ratio of increase (decrease)	(2.6%)	(56.0%)	—
Reference: Results for six months to September 30, 2003	53,198	1,958	606

3. Reasons for revisions

(1) Non-consolidated results

After becoming a consolidated subsidiary of Shinsei Bank, Aplus decided to adopt the same accounting standards for revenues as those adopted by Shinsei Bank and review our accounting policies regarding loan loss reserves. Furthermore, we were also to review our policy on assets holding.

With respect to the accounting standards of revenues from "credit card business," "individual item credit business" and "credit guarantee business", Aplus had adopted a method whereby in most cases all revenues were posted at once when shopping credit contracts and guarantee contracts are made, excluding portions such as interests for the period that has not yet passed. From now on, however, Aplus adopts a method whereby revenues are posted upon the arrival of the due date. As a result, the portions of revenues from "credit card business," "individual item credit business" and "credit guarantee business" for which the due date has not arrived as of the end of March 2004 are now posted in the deferred installment sales profit account . As a result, an extraordinary loss of 69.7 billion yen is posted as "deferred installment sales profit".

As for the review of the accounting policy for loan loss reserves, Aplus decided to review obligor classifications and reserve ratios based on Shinsei Bank's provisioning rules. Consequently, we have posted an extraordinary loss of 81.7 billion yen as "provision of loan loss reserves."

Further, we have reviewed our assets holding policy and reclassified some of fixed assets into current assets. This has led to the posting of an extraordinary loss of 11.3 billion yen as "loss from revaluation on fixed assets."

Our projections of interim business results have been revised due to a reduction in operating revenue, the posting of additional extraordinary losses of 165 billion yen and other matters caused by changes effected as above.

For the six months ended September 2004, Aplus expects to post extraordinary gains of 94 billion yen in total and extraordinary losses of 325.2 billion yen in total as part of measures taken following the formation of a comprehensive alliance with Shinsei Bank.

The difference between the movement of net losses and additional extraordinary losses incurred is due to the record of deferred income tax.

(2) Consolidated results

Consolidated results have been revised due to the revisions of non-consolidated results.

Aplus will notify our projections of business results for the year ending March 2005 at the time of the announcement of interim business results scheduled on November 26, 2004.

4. Changes of Aplus' capital

Due to the above measures, a deficit of 263.5 billion yen will be posted for the six months ended September 2004 (net loss of 264.7 billion yen less1.2 billion yen of profit brought forward from the previous term) and Aplus' shareholders' equity is expected to be negative temporarily. This situation will be resolved by the end of January 2005 after the issue of new shares through a third-party allotment as mentioned earlier. Subsequently, Aplus' financial fundamentals are expected to improve significantly.

End

[Reference] Aplus (non-consolidated) Capital movement (Estimation)

(Unit: 100 million yen)	March, 2004	Estimated Loss	End of September 2004 (Estimation)	Capital Enhancement (Plan)	January, 2005 (Estimation)
Capital	311		486	1,205	1,691
Capital Surplus	150		325	1,205	1,530
Capital reserve	150		325	1,205	1,530
Retained Earnings	12		(2,635)		(2,635)
Profit Carry forward	12		12		12
Interim Net Loss (ended Sep, 2004)	-	(2,647)	(2,647)		(2,647)
MTM Securities	21		7		7
Treasury Stock	(0)		-		-
Total Capital	495	(2,647)	(1,816)	2,410	594

RECEIVED
2004 DEC -1 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)
APLUS Co., Ltd.
(Code: 8549 OSE First Section)

Restructuring of APLUS Balance Sheet and Capital Enhancement

Tokyo (Friday, November 5, 2004) -- As stated at the time of the acquisition of APLUS Co., Ltd. ("Aplus"), Shinsei Bank, Limited ("Shinsei Bank") and Aplus are working together to restructure the Aplus balance sheet in order to create a platform for new growth of Aplus' business. Shinsei is working with Aplus and its advisors to formulate a capital enhancement plan for Aplus. The plan will include the issuance of new preferred shares of Aplus of approximately 241 billion yen. Shinsei intends to purchase approximately 143 billion yen of the issuance, with the balance sold to third party investors.

Aplus announced today that, as a result of applying various accounting adjustments consistent with Shinsei's financial reporting policies and standards, Aplus would increase its loss for the first half of its fiscal year ended on September 30, 2004 by 165 billion yen. This loss is in addition to a previously reported loss of 160.2 billion yen that was mainly caused by certain disposition transactions undertaken prior to Shinsei's acquisition of Aplus on September 29, 2004.

Collectively, the application of Shinsei's accounting to Aplus and these dispositions, together with operating losses of Aplus during the six month period ended September 30, 2004, will result in a net capital deficit estimated at 181.6 billion yen on Aplus' balance sheet as of September 30, 2004. However, the capital enhancement plan mentioned above will solve this temporary capital deficit.

As a result of Shinsei's investment in Aplus, Shinsei currently holds approximately 67% of the outstanding common shares of Aplus and all of the outstanding of convertible preferred shares of Aplus.

Shinsei's President and CEO, Masamoto Yashiro stated "We are in the process of implementing a plan to restructure Aplus' balance sheet and capital which will create a platform for growth in the non-bank finance sector. Working closely with the management of Aplus, Shinsei expects to build Aplus into a leading consumer finance franchise in Japan."

*****

** This is an English version of Japanese press release translated by Shinsei Bank.*

For Immediate Release

Shinsei Bank, Limited
Aozora Bank, Ltd.
Development Bank of Japan

Origination of Syndicated Loan for Business Rehabilitation of Matsuyadenki Co., Ltd.

- First case of exit financing to companies supported by Industrial Revitalization Corporation of Japan (IRCJ) -

Tokyo (Wednesday, November 10, 2004) – Shinsei Bank, Limited ("Shinsei Bank"), Aozora Bank, Ltd. ("Aozora Bank") and Development Bank of Japan ("DBJ") today announced an origination of a syndicated loan totaling 12 billion yen in connection with the business rehabilitation of Matsuyadenki Co., Ltd ("Matsuyadenki"). Six other institutions, namely The Norinchukin Bank, The Hokkaido Bank, Ltd., Mitsui Sumitomo Insurance Co., Ltd., The Bank of Kyoto, Ltd., Aioi Insurance Co., Ltd. and Tokio Marine & Nichido Fire Insurance Co., Ltd. also participated in this syndicated loan, in addition to Shinsei Bank, Aoroza Bank and DBJ.

＜Outline of the syndicated loan＞

Borrower:	Matsuyadenki Co., Ltd. Head office: Osaka City; Representative Director & President & CEO: Tetsu Kiriishi; Number of employees: 615
Business:	Retailer of home electric appliances
Syndicated loan amount:	12 billion yen (Term loan: 11 billion yen; Commitment line: 1 billion yen)

In September 2003, the former Matsuyadenki filed for court protection against creditors under the Civil Rehabilitation Law and was granted support from the Industrial Revitalization Corporation of Japan ("IRCJ"). In December 2003, its business was transferred to the assignee, Matsuyadenki, owned by the new sponsor Shinsei Bank group, and the new company made a fresh start taking over the former company's retail stores with better performance.

With the syndicated loan, Matsuyadenki made a bullet repayment of its outstanding borrowings including the debts owed to IRCJ, giving a spur to its business rehabilitation. Also, this is the first case of an exit financing to a company supported by IRCJ.

Shinsei Bank, Aozora Bank and DBJ have jointly originated this syndicated loan. The participating lenders decided to provide the finance for the new company for the following main reasons:

- Strong business base comprising only profitable operating stores, including franchisees
- Matsuyadenki's differentiated business strategies from major retailers of home electric appliances; localized retail stores and customer-focused and face-to-face services
- Adoption of prices and merchandise policies based on customers' standpoint, including the EDLP (Every Day Low Prices) policy and localized customer-oriented merchandise
- Acquisition of new customers by introducing a new brand "CaDen."
- Expense reduction through cost controls
- A high level of feasibility of the above policies under the initiative of President Kiriishi

With the syndicated loan, the new Matsuyadenki is expected to emerge from the stage of being supported by IRCJ, and will continue to develop its business base as going forward.

(English translation ended)

*****

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches PowerSmart Housing Loan with Conditional Five-Year Special Interest Rate of 1% p.a.

Tokyo (Friday, November 12, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of a new type of PowerSmart Housing Loan with a conditional five-year special interest rate of 1% p.a. Applications are accepted during a campaign period by Thursday, March 31, 2005(※1). This special loan is another innovative offering by Shinsei Bank, which has provided customer-focused products, taking advantage of the cutting-edge financial technology.

In this housing loan, customers can borrow money with a special interest rate of 1% p.a. for the initial five-year period unless a closing yield of newly issued 10-year Japanese government bonds (JGBs)(※2) reaches 3% at any time during the initial five-year period. If the closing yield of JGBs reaches 3% during the period, customers pay a 1.9% p.a. interest rate(※3), effective the immediately succeeding interest review date(※4). (See the Appendix for details.)

Shinsei Bank expects this special interest rate housing loan to meet needs of customers who wish to maximize an advantage of lower long-term interest rates while mitigating risks of rising interest rate to a certain level.

Applicable terms and conditions other than interest rate are the same as the existing PowerSmart Housing Loan. Specifically, prepayment fee, guarantee fee and guarantee handling fee are all waived. Excess amount over the pre-set balance in customer's ordinary deposit account is automatically swept for the prepayment of the loan without penalty ("Smart Repayment"). Further, customers can reborrow up to the original amortization schedule to meet unexpected cash requirements ("PowerPocket Service"). These features offer great benefits to customers to (a) reduce interest payments during the life of the loan, and (b) shorten the life of the loan.

Shinsei Bank continues to develop new products and services to meet various customers' needs.

(※1) Application must be postmarked by March 31, 2005, and the loan must be executed by Thursday, April 28, 2005.

(※2) The yield of newly issued 10-year JGBs, announced by Japan Bond Trading Co., Ltd. every business day.

(※3) When the applicable interest rate is revised to 1.9% p.a., the same 1.9% p.a. interest rate remains effective throughout the initial five years, regardless of any changes (whether upward or downward) in the yield of newly issued 10-year JGBs occurring thereafter. After the initial five-year period, the standard floating interest rate specified by Shinsei Bank (reviewed semiannually) applies. Customers can choose a fixed interest rate upon request.

(※4) The applicable interest rate is revised in June and December every year. However, the interest rate remains at 1% p.a. until December 27, 2005, in any case. If customers preset additional repayment on the bonus month in January and July, the applicable interest rate is revised in January and July.

*****

Shinsei Bank is a Japanese banking institution founded on global standards of governance and management. With over $61 billion in assets and 29 branches throughout Japan, Shinsei provides a broad range of value-added financial solutions to institutional and individual customers under the banner of "Better Banking." Our PowerFlex account, free ATM network and internet banking service, and customer friendly financial centers have redefined the Japanese retail banking experience. Shinsei is committed to long-term growth and profitability by expanding its customer-focused business model.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Simulation of PowerSmart Housing Loan
with provisional 5-year special interest rate of 1% p.a.

Case 1 The yield of newly issued 10-year JGBs reaches 3% during the 27th month and the interest rate is changed from 1% to 1.9% from the 30th month.


p.a.
1.9%
Semiannual Interest Review Day
Average interest rate applicable for the initial 5-year is **1.45 %** per annum.
1%
0
12
24
36
48
60
month
The yield of newly issued 10-year JGBs reaches 3% p.a.

Case 2 The yield of newly issued 10-year JGBs does not reach 3% for 5 years.


p.a.
1.9%
1%
Average interest rate applicable for the initial 5-year is **1%** per annum.
0
12
24
36
48
60
month

Average Interest Rate Simulation

The month when yield of newly issued 10-year JGBs reaches 3% p.a.	Average interest rate of the initial 5-year
From 1st to 6th month	1.81 p.a.
From 7th to 12th month	1.72 p.a.
From 13th to 18th month	1.63 p.a.
From 19th to 24th month	1.54 p.a.
From 25th to 30th month	1.45 p.a.
From 31st to 36th month	1.36 p.a.
From 37th to 42nd month	1.27 p.a.
From 43rd to 48th month	1.18 p.a.
From 49th to 54th month	1.09 p.a.
From 55th to 60th month	1 p.a.

- The charts of applicable interest rate and average interest rate simulation should be used as a rough guide and do not show the conditions and terms of the housing loan. The figures are subject to change according to the starting date of the loan and other factors.
- The figure is calculated by weighted average deeming 6 month as half year.

【PowerSmart Housing Loan】 Product Outline

(as of November 12, 2004)

Who Can Use	Individual customer satisfying all of the following requirements: • Age 20 or above but 60 or younger at the time of borrowing, and younger than 75 on maturity date • Qualifies for group life insurance • Annual income before tax for the previous fiscal term of 4 million yen or more • Consecutive employment record or business record of 2 years or longer • A Japanese national or a foreign national residing in Japan and owning "Certificate of alien registration" • Satisfying other qualifications and conditions specified by Shinsei Bank • Person who would have PowerFlex account as repayment deposit account	
Purpose of Loan	Funds to be used for acquiring the following properties to be used as own residence: • Purchasing a house including second hand • Purchasing a flat including second hand • Refinancing of existing housing loan	
Loan Amount	5 million yen or more not exceeding 100 million yen in units of 100,000 yen * Maximum loan amount is limited depending on the customer's income so as to secure safe repayment by the customer. * Maximum loan amount is limited depending on the valuation of collateral.	
Loan Term	5 years or longer up to 35 years (Unit 1 year)	
Interest Rate	Floating Rate	Fixed Rate
	"Initial borrowing interest" for the selected loan term applies for the period to but excluding the first Interest Rate Change Date. "Housing Loan Base Rate" applies from and including the first Interest Rate Change Date.	
	• Interest rate is reviewed semiannually during the term of the loan. • A type of interest rate can be changed (from a floating rate to a fixed rate) at the interest rate review date. • Interest rate change to a fixed rate must be requested during the period from 1st to 15th of the month for interest rate review. * A type with interest rates changed on certain condition for a certain period is also offered.	• For Fixed Rate period, you can choose from among 1 year, 3 years, 5 years, 7 years and 10 years. During Fixed Rate period, applicable interest rate remains unchanged. • After the Fixed Rate period, interest rate is changed to Floating Rate. However, a new Fixed Rate could be chosen again upon request.
Repayment Method	• Monthly level payment amortization Same amount (principal and interest) is directly debited from the PowerFlex account on 26th every month (if it falls on a non-business day, on the immediately succeeding business day). Installment amount in monthly payment portion and bonus payment portion are recalculated and changed at the time of interest rate change. • Up to 40% of the loan amount can be repaid using your bonuses in addition to the ordinary monthly repayment.	
Smart Repayment	• Excess amount over the pre-set balance in your ordinary deposit account is automatically swept for the prepayment of the loan without penalty ("Smart Repayment"). • Smart Repayment is done to reduce the effective life of the loan and is done from the bonus portion if additional repayment on the bonus month is preset. • Minimum Smart Repayment unit is 10,000 yen.	
Reborrow ("PowerPocket Service")	• Reborrow can be used together with Smart Repayment. • Purpose of the reborrowed loan is free but excluding business purpose. • Interest rate for the reborrow service is monthly floating rate (during the period of reborrow service). • You can reborrow up to the original amortization schedule for the Housing Loan. • New drawdowns under the reborrow service cannot be made after full repayment of the Housing Loan. • So long as the Housing Loan remains outstanding, the funds credited to your ordinary deposit account is first appropriated to repayment of the reborrowed amount. • If a reborrowed amount remains outstanding at full repayment of the Housing Loan, it shall be repaid by level payment amortization until the original maturity of the Housing Loan. • If the above item applies, additional payment by bonus cannot be made. Other payment conditions are the same as the Housing Loan. • Outstanding balance of reborrow is not eligible for the Special Deduction for Housing Loans, etc. (the so-called "housing loan deduction")	
Collateral	• Until full repayment of both the Housing Loan and redraw, a first priority "revolving mortgage" (ne-teitou-ken) is perfected on the land and the house for which the loan is granted. • It is necessary to take out a long-term fire insurance for the house/flat, covering the period longer than the term of the loan.	
Guarantor	No need to appoint any guarantor in principle. There may be a case however that we ask some guarantor by request of credit section.	
Group Life Insurance	Necessary to apply group life insurance. Redraw amount is not covered with this Group Life Insurance.	
Commission	• 50,000 yen (including consumption tax) is required as handling commission. • For each change of interest rate to fixed rate excluding the time of initial borrowing, 5,000 yen (including consumption tax) is required.	

* Please note that credit analysis is conducted after application of the loan. The requested loan may not be accepted depending on the result.
* Currently, refinancing of loans and loans for new purchase of house or flat are only handled. Loans for purchasing land only or purchasing/building/remodeling building only are not handled, even if it is to be taken out in tandem with loans for refinancing. Shinsei Bank do not accommodate a customer's request to take out two or more housing loans from the Bank.

* Please refer Shinsei PowerCall (Tel: 0120-456-515, 9:00 - 19:00 excluding Saturdays, Sundays, national holidays and year-end and New Year holidays) regarding current loan interest rates or installments. (Japanese Language Only)

- **Long Term Japanese Government Bond Yield Data**

Trend of newly issued 10-year JGBs (closing yield base)


(%)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Mar 94
Sep 94
Mar 95
Sep 95
Mar 96
Sep 96
Mar 97
Sep 97
Mar 98
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04

Source: Japan Bond Trading Co., Ltd.

* The graph does not represent Shinsei's forecast or expectations.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Status Exchange Report dated October 8, 2004

A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's increased holdings of interest of Shinki Co., Ltd.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS
Report on Purchase of Common Shares dated November 1, 2004

A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in October 2004.